PEAK GOLD, LLC

Financial Statements

As of June 30, 2015 and for the Period from Inception
(January 8, 2015) through June 30, 2015

PEAK GOLD, LLC

Contents

Independent Auditor’s Report

To the Members of
Peak Gold, LLC
Houston, Texas

We have audited the accompanying financial statements of Peak Gold, LLC (the “Company”), which comprise the balance sheet as of June 30, 2015 and the related statements of operations, members’ equity, and cash flows for the period from inception (January 8, 2015) through June 30, 2015 and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peak Gold, LLC as of June 30, 2015, and the results of its operations and its cash flows for the period from inception (January 8, 2015) through June 30, 2015, in accordance with accounting principles generally accepted in the United States of America.

/s/BDO USA, LLP
Houston, Texas

October 9, 2015

Financial Statements

PEAK GOLD, LLC

Balance Sheet

June 30,	2015
Assets
Current Assets
Cash and cash equivalents	$4,757,194
Total Current Assets	4,757,194
Mineral properties	1,433,886
Total Assets	$6,191,080

Liabilities and Members' Equity
Liabilities
Accounts payable	$1,950,796
Amounts due Royal Alaska	109,680
Total Current Liabilities	2,060,476
Commitments and Contingencies
Members' Equity	4,130,604
Total Liabilities and Members' Equity	$6,191,080

See accompanying notes to financial statements.

PEAK GOLD, LLC

Statement of Operations

Period from Inception (January 8, 2015) through June 30,	2015
Revenues, net	$—

Operating Expenses
Labor	507,503
Drilling	481,584
General and administrative	395,851
Fuel, rents and field supplies	368,260
Contracted rental services	339,383
Community relations	89,113
Geochemistry	80,500
Geophysics	22,500
Land	11,626
Communications	6,962

Total Operating Expenses	2,303,282

Net Loss	$(2,303,282)

See accompanying notes to financial statements.

PEAK GOLD, LLC

Statement of Members’ Equity

				Total
	Capital Contributions		Accumulated	Members'
	CORE	Royal Alaska	Loss	Equity
Balance at January 8, 2015
(inception date)	$—	$—	$—	$—

Contributions:
Tetlin Mineral Property	1,433,886			1,433,886
Royal Alaska (option)	5,000,000			2,303,282

Net loss	—	—	(2,303,282)	(2,303,282)

Balance at June 30, 2015	$6,433,886	$—	$(2,303,282)	$4,130,604
		See accompanying notes to financial statements.

PEAK GOLD, LLC

Statement of Cash Flows

Period from Inception (January 8, 2015) through June 30,	2015

Cash Flows From Operating Activities
Net loss	$(2,303,282)

Changes in operating assets and liabilities:
Accounts payable	1,950,796
Amounts due Royal Alaska	109,680

Net Cash Used In Operating Activities	(242,806)

Cash Flows From Financing Activities
5,000,000

Net Cash Provided by Financing Activities	5,000,000

Net Increase in Cash and Cash Equivalents	4,757,194

Cash and Cash Equivalents - Beginning of Period	—

Cash and Cash Equivalents - End of Period	$4,757,194

Non-Cash Financing Activities
Mineral property contribution by member	$1,433,886

See accompanying notes to financial statements.

PEAK GOLD, LLC

Notes to Financial Statements

1.Organization and Nature of Business

Peak Gold, LLC (“Peak Gold”, the “Company”, “we”, “us”, or “our), is a Delaware limited liability company formed on January 8, 2015 between Royal Gold Inc., through its wholly-owned subsidiary, Royal Alaska, LLC (“Royal Alaska”), and Contango ORE, Inc., through its wholly-owned subsidiary CORE Alaska, LLC (together, “Contango”). Royal Alaska and Contango entered a limited liability company agreement for Peak Gold, a joint venture for exploration and advancement of the Tetlin gold project located near Tok, Alaska (the “Tetlin Project”).  Contango contributed all of its assets relating to the Tetlin Project to Peak Gold, including a mining lease and certain state of Alaska mining claims.  Royal Alaska contributed $5,000,000 in cash to Peak Gold.  Contango will initially hold a 100% membership interest in Peak Gold. Royal Alaska has the right to obtain up to 40% of the membership interest in Peak Gold by making contributions of up to $30,000,000 (including Royal Alaska’s initial $5,000,000 contribution) in cash to Peak Gold by October 31, 2018.

Royal Alaska will act as the manager of Peak Gold. As manager of Peak Gold, Royal Alaska is responsible for managing, directing and controlling the overall operations during the earn-in period, and thereafter, provided Royal Alaska holds at least a 40% interest. Royal Alaska will act as manager unless and until it is unanimously removed or resigns that position in the manner provided in Peak Gold’s limited liability company agreement. The Company’s Management Committee consists of one designate appointed by Contango and two designates appointed by Royal Alaska.

2.	Liquidity and Going Concern

The financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations in the normal course of business. The ability of the Company to continue as a going concern is dependent upon, among other things, future contributions from Royal Alaska or Contango. Our failure to obtain such funding from Royal Alaska will have a material adverse effect on our business, cash flow and financial position. On August 31, 2015, Royal Alaska agreed to make an additional contribution of capital up to approximately $4 million to the Company to fund additional drilling and exploration of the Tetlin Lease. The Company believes that its cash balance as of June 30, 2015, plus the committed additional contribution of capital by Royal Alaska will be sufficient to meet the working capital needs anticipated through June 30, 2016.

3.Summary of Significant Accounting Policies

Use of Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses during the reporting periods. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

Cash and equivalents consist of all cash balances, which were held in cash deposit accounts as of June 30, 2015.

PEAK GOLD, LLC

Notes to Financial Statements

Mineral Properties

Mineral properties include the Tetlin lease and unpatented State of Alaska mining claims which make up the Tetlin Project. At such time as the associated exploration stage mineral property is converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves.

Asset Impairment

We evaluate our mineral property for impairment whenever events or changes in circumstances indicate that the related carrying amount of the asset may not be recoverable. Specifically, we evaluate the recoverability of the carrying value of exploration stage mineral property in the event of significant decreases in commodity prices, and whenever new information regarding the mineral property is obtained indicating that production or further exploration will not likely occur or may be reduced in the future, thus affecting the future recoverability of the mineral property. Impairments in the carrying value of the mineral property is measured and recorded to the extent that the carrying value in the mineral property exceeds its estimated fair value, which is generally calculated using estimated future discounted cash flows.

Costs and Expenses

Costs and expenses are those costs specific to the exploration and advancement of the Tetlin Project. These costs are expensed when incurred.

4.Member Contributions

Initial Contributions

Contango contributed $1,433,886 of mineral properties that was credited to Contango’s capital account. Contango holds an initial 100% membership interest in Peak Gold. Royal Alaska made an initial cash contribution of $5,000,000 for an option to earn membership interest, which was credited to Contango’s capital account. Should Royal Alaska elect to make additional contributions to the Company during the earn-in period, only then will Royal Alaska begin to earn a membership interest, and get credit for the initial $5,000,000, as described below. Royal Alaska did not make additional contributions during the period ended June 30, 2015.

Phase I Earn-In
Royal Alaska may make further contributions in an amount up to an additional $5,000,000 for an aggregate percentage interest of up to 10%. If Royal Alaska makes Phase I Earn-In contributions of less than $5,000,000, then, for each $1,000,000 in Phase I Earn-In contributions, Royal Alaska will earn an incremental 2.0% percentage interest.

PEAK GOLD, LLC

Notes to Financial Statements

Phase II Earn-In

If Royal Alaska funds the entire Phase I Earn-In contribution, then Royal Alaska may make further contributions in an amount up to an additional $10,000,000 for an additional percentage interest of up to 15% and a total percentage interest of up to 25%. If Royal Alaska makes Phase II Earn-In contributions of less than $10,000,000, then, for each additional $1,000,000 in Phase II Earn-In contributions, Royal Alaska will earn an incremental 1.5% percentage interest.

Phase III Earn-In

If Royal Alaska funds the entire Phase II Earn-In contribution, then Royal Alaska may make further contributions in an amount up to an additional $10,000,000 for an additional percentage interest of up to 15% and a total percentage interest of up to 40%. If Royal Alaska makes Phase III Earn-In contributions of less than $10,000,000, then, for each additional $1,000,000 in Phase III Earn-In contributions, Royal Alaska will earn an incremental 1.5% percentage interest.

5.Mineral Properties

Mineral Properties as of June 30, 2015 consist of the following:

Exploration Stage	Cost	Accumulated Depletion	Net
Tetlin Project	$1,433,886	$—	$1,433,886

6.Accounts Payable

As of June 30, 2015, accounts payable of $1,950,796 consisted primarily of fees due consultants as a result of exploration activities on the Tetlin Project.

7.Related Party Transactions

The Company is responsible for reimbursement of certain overhead and general and administrative expenses of Royal Alaska in lieu of a management fee and is to be calculated as 5% of allowable costs, as defined, up to $500,000 per year until the Management Committee has made a construction decision in respect of commercial facilities for the Tetlin Project. Upon and after the time the Management Committee has made a construction decision for the Tetlin Project, the reimbursable expenses are to be calculated as 3% of allowable costs, up to $5,000,000 per year.

The Company incurred $109,680 of reimbursable costs due to Royal Alaska from inception through June 30, 2015 using the 5% rate as described above as the Management Committee had not made a construction decision as of period end. The total balance is included in Amounts due Royal Alaska on the balance sheet as of June 30, 2015.

PEAK GOLD, LLC

Notes to Financial Statements

8.	Commitments and Contingencies

The Company is required to make payments of $100,000 per year, payable in quarterly advance increments of $25,000 on each March 31, September 1, and December 1, to the Native Village of Tetlin under the Community Support Agreement dated April 28, 2015.

9.	Subsequent Events

On August 31, 2015, Royal Gold, Inc. agreed to make an additional contribution of capital to the Company up to approximately $4 million to fund additional drilling and exploration of the Tetlin Lease. By making the additional capital contribution, Royal Gold will earn up to an approximate 8% economic interest in the Company. The Company has evaluated subsequent events through October 9, 2015, the date these financial statements were available to be issued.